EXHIBIT 99.1

Standard Lithium Expands Leadership Team with Appointment of General Counsel

VANCOUVER, British Columbia, Aug. 18, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI), a leading near-commercial lithium company, is announcing the appointment of Michael Lutgring as General Counsel, effective August 18, 2025.

“We are excited to have Michael join our senior leadership team,” said David Park, Chief Executive Officer and Director of Standard Lithium. “Michael’s deep and wide-ranging experience will be critical as we strengthen our capabilities and bring further expertise in-house as we continue our growth and development as a public company.”

Mr. Lutgring brings over two decades of legal and strategic advisory experience across corporate law, regulatory compliance and commercial transactions. Prior to joining Standard Lithium, Mr. Lutgring served as Vice President and Deputy General Counsel at Albemarle Corporation, where he led legal support for global supply chain operations, manufacturing, engineering and corporate functions including human resources, information technology and risk management. Mr. Lutgring played a pivotal role in major corporate initiatives, including the $6.2 billion acquisition of Rockwood Holdings to enter the lithium business, as well as the $3.2 billion divestiture of Chemetall Surface Treatment to BASF. Prior to Albemarle, Mr. Lutgring held senior legal roles at Amedisys, Inc., and practiced with respected law firms, advising clients on mergers and acquisitions, securities and governance matters. He is recognized for his ability to navigate complex regulatory environments and align legal strategy with business objectives.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Investor Inquiries
Dan Rosen
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

X: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.